Form 4 - 02/13/01
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         U.S. SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549
                        FORM 4
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
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Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934
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[ ] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction
1(b).
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1. Name and Address of Reporting Person
     Edward L. Bache Sr.
     c/o First American Mortgage Securities, Inc.
     601 Cleveland Street, 3rd Floor
     Clearwater, FL 33755
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2. Issuer Name and Ticker or Trading Symbol
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     Tidalwave Holdings Inc. (TDWV)
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3. I.R.S. Identification Number of Reporting Person, if an
Entity (Voluntary)
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4. Statement for Month/Year
     December 2000 - January 2001
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5. If Amendment, Date of Original (Month/Year)
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6. Relationship of Reporting Person(s) to Issuer (Check all
applicable)
[X] Director  [ ] 10% Owner  [X] Officer (give title below)
[ ] Other (specify below)
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                 Managing Director
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7. Individual or Joint/Group Filing (Check Applicable Line)
     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person
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
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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
1.                   2.                   3.                    4.
Title of Security     Transaction Date     Transaction Code     Securities Acquired (A)
(Instr. 3)            (Month/day/year)     (Instr. 8)           or Disposed of (D)
                                         -----------------      (Instr. 3,4, and 5)
                                           Code         V       -----------------------
                                                                        (A)
                                                                Amount   or    Price
                                                                        (D)
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Common Stock            02/02/01            J(1)                324,675   A     $0.077
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5.                    6.                  7.
Amount of Securities    Ownership Form:     Nature of Indirect
Beneficially Owned      Direct (D) or       Beneficial Ownership
At End of Month         Indirect (I)        (Instr. 4)
Instr. 3 and 4          (Instr. 4)
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25,339,675               D                     N/A

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Reminder: Report on a separate line for each class of
securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Table II -- Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
1.             2.                    3.             4.             5.
Title of       Conversion           Transaction     Transaction    Number of Derivative
Derivative     or Exercise          Date (Month/    Code           Securities Acquired (A)
Security       Price of             Day/Year)       (Instr. 8)     or Disposed of (D)
(Instr. 3)     Derivative                          --------------  (Instr. 3, 4, and 5)
               Security                             Code      V    ----------------------
                                                                      (A)         (D)
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Convertible     **                  12/14/00        J(2)               A
 Preferred
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
6.                          7.                      8.
Date Exercisable            Title and Amount        Price of Derivative
and Expiration Date         of Underlying           Security (Instr. 5)
(Month/Day/Year)            Securities
-------------------         (Instr. 3 and 4)
Date          Expiration    -------------------
Exercisable   Date           Title       Amount
                                         Or Number
                                         Of shares
--------------------------------------------------------------------------
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Present       None           Common      7,256,250
                             Stock
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** No cost; conversion = one share of Preferred Stock
entitles holder to one share of Common Stock.
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Table II -- Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options,
convertible securities) Cont.
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
9.                               10.                         11.
Number of Securities             Ownership Form              Nature of Indirect
Beneficially Owned               of Derivative Security:     Beneficial Ownership
at End of Month                  Direct (D) or Indirect (I)  (Instr. 4)
(Instr. 4)                       (Instr. 4)
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7,256,250                         D

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Explanation of Responses:
(1) The Reporting Person received 324,675 common shares of
the Issuer pursuant to an Employment Agreement entered into
on January 1, 2001
(2) The Reporting Person received 7,256,250 convertible
preferred shares of the Issuer as part of a stock purchase
agreement between the Issuer and First American Mortgage
Securities, Inc., signed on October 27, 2000.
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SIGNATURE OF REPORTING PERSON
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/s/ EDWARD L. BACHE SR.
------------------------------
Date: February 8, 2001
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** Intentional misstatements or omissions of facts
constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Note: File three copies of this Form, one of which must be
manually signed. If space provided is insufficient, see
Instruction 6 for procedure.
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